Exhibit 14.1

Dear Colleagues,

VIVUS’ reputation is one of our most valuable assets.  This is why VIVUS, Inc., (together with its wholly and majority owned subsidiaries and affiliates worldwide, “VIVUS” or the “Company”), is committed to conducting all company business with integrity and according to the highest ethical standards.

In addition to fully complying with all applicable laws, we should avoid doing anything that could even suggest impropriety in any of our dealings.

This Code of Business Conduct reflects VIVUS’ core principles.  Please read and follow it completely.  All employees are required to comply with these policies by respecting the principles and observing the conduct described.

If you ever have a question on business ethics that you feel is not covered by this Code, or you feel you need further guidance, contact our Corporate Compliance Officer. We also have an “open door policy” and encourage you to ask questions about topics addressed in this Code, or in any of our other policies, to your supervisor, other supervisors you believe are knowledgeable about the subject of your question, any vice president, or us.

Importantly, if you become aware of any suspected or actual violations of this Code, please review Section 20 of this Code, which addresses compliance and reporting.

/s/ Leland F. Wilson	/s/ Peter Y. Tam
Leland F. Wilson	Peter Y. Tam
Chief Executive Officer	President

1

TABLE OF CONTENTS

1.	Introduction	2

2.	Honest and Ethical Conduct	3

3.	Legal Compliance	3

4.	Health Care Laws, Regulations, and Guidance	3

5.	International Business Laws	5

6.	Work Place Environment	6

7.	Insider Trading	7

8.	Conflicts of Interest	7

9.	Corporate Opportunities	9

10.	Maintenance of Corporate Books, Records, Documents and Accounts; Financial Integrity; Public Reporting	9

11.	Fair Dealing	10

12.	Gifts and Entertainment	11

13.	Protection and Proper Use of Company Assets	11

14.	Confidentiality	11

15.	Media/Public Discussions	12

16.	Environmental Compliance	13

17.	Loans	13

18.	Political Contributions	13

19.	Waivers	13

20.	Compliance Standards and Procedures, Including Reporting Responsibilities for Suspected or Actual Violations	14

VIVUS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

1.0          Introduction

We are committed to more than simply complying with all applicable laws and regulations.  Beyond complying, we strive to conduct our business by high ethical standards.  This Code of Business Conduct and Ethics (this “Code”) reflects the business practices and principles of behavior that support this commitment.  We expect every employee, officer and director to read and understand this Code and abide by it in performance of his or her business responsibilities.  Employees are also expected to seek to have all agents and contractors conform to Code standards when working for or on behalf of VIVUS, Inc., (together with its wholly and majority owned subsidiaries and affiliates worldwide, “VIVUS” or the “Company”).  When we refer to our employees in this Code, we mean our directors, officers and all other employees of VIVUS and its subsidiaries worldwide, unless we specify or the context implies otherwise.

This Code addresses conduct that is particularly important to proper dealings with the people and companies with whom we interact, but reflects only a part of our commitment.  From time to time we may adopt additional policies and procedures with which our employees are expected to comply, if applicable to them.  The Code is just one part of VIVUS’ overall program to ensure that all employees follow the appropriate standards and comply with all legal requirements that affect the manner in which VIVUS conducts its business, including industry guidelines and local laws, regulations, and guidance in each country in which we do business.  Although this Code covers a wide range of business practices and procedures, it does not, nor is it intended to, cover every issue that may arise.  If an employee is in doubt about the applicability of the Code or other guidance to particular situations, or is confronted with situations not covered by the Code or other VIVUS guidance, the employee should seek guidance from VIVUS’ General Counsel and/or Compliance Office as outlined below in Section 20 of this Code.  However, it is the responsibility of each employee to apply common sense, together with his or her own highest personal ethical standards, in making business decisions where there is no stated guideline in this Code.

Officers and supervisors are expected to develop in other employees a sense of commitment to the spirit, as well as the letter, of this Code.  The compliance environment within each supervisor’s assigned area of responsibility will be a significant factor in evaluating the quality of that individual’s performance, and employees who make exemplary efforts to uphold our standards will be recognized for that effort during their performance reviews.  However, nothing in this Code alters the at-will employment policy of VIVUS.

Action by members of your family, significant others or other persons who live in your household (referred to in this Code as “family members”) also may potentially result in ethical issues to the extent that they involve VIVUS business.  For example, acceptance of inappropriate gifts by a family member from one of our suppliers could create a conflict of interest and result in a Code violation attributable to you.  Consequently, in complying with this Code, you should consider not only your own conduct, but also that of your family members, significant others and other persons who live in your household.

YOU SHOULD NOT HESITATE TO ASK QUESTIONS ABOUT WHETHER ANY CONDUCT MAY VIOLATE THIS CODE, VOICE CONCERNS OR SEEK TO CLARIFY ANY PERCEIVED GRAY AREAS.  SECTION 20 BELOW DETAILS THE COMPLIANCE RESOURCES AVAILABLE TO YOU, INCLUDING ACCESS TO OUR COMPLIANCE OFFICER.  IN ADDITION, YOU SHOULD BE ALERT TO POSSIBLE VIOLATIONS OF THIS CODE BY OTHERS AND REPORT SUSPECTED VIOLATIONS, WITHOUT FEAR OF ANY FORM OF RETALIATION, AS FURTHER DESCRIBED IN SECTION 20.

Violations of this Code will not be tolerated.  Any employee who violates this Code may be subject to disciplinary action, as described below.

2.0                               Honest and Ethical Conduct

It is the policy of VIVUS to promote high standards of integrity by conducting our affairs in an honest and ethical manner.  The integrity and reputation of VIVUS depends on the honesty, fairness and integrity brought to the job by each person associated with us.  Unyielding personal integrity is the foundation of corporate integrity.

3.0                               Legal Compliance

Obeying the law, both in letter and in spirit, is the foundation of this Code.  Our success depends upon each employee operating within legal guidelines and cooperating with local, national and international authorities.  We expect employees to understand the legal and regulatory requirements applicable to their groups and areas of responsibility.  If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers pursuant to the procedures set forth in Section 20.

Disregard of the law will not be tolerated.  Violation of domestic or foreign laws, rules or regulations may subject an individual, as well as VIVUS, to civil and/or criminal penalties.  You should be aware that employee conduct and records, including emails, are subject to internal and external audits and to discovery by third parties in the event of a government investigation or civil litigation.  It is in everyone’s best interest to know and comply with our legal obligations.

Our policy is to comply with all laws applicable to our business, including, but not limited to, health care regulatory, employment and workplace, securities, environmental, and antitrust laws, and the United States Foreign Corrupt Practices Act.  Some of these laws and our related policies are highlighted below in separate sections of this Code.

4.0                               Health Care Laws, Regulations, and Guidance

VIVUS operates in a heavily regulated industry and is subject to a variety of legal and ethical standards.  VIVUS is committed to operating in compliance with these laws and standards, which include the laws summarized below.

4.1          Pharmaceutical Product Regulation

VIVUS must comply with all laws and regulations governing the manufacture, testing, review and approval, shipment, storage, destruction, distribution, promotion and safety reporting of pharmaceutical products set forth by the Food and Drug Administration, the Drug Enforcement Administration, state and local authorities and, where appropriate, international laws.  In conducting clinical trials of pharmaceutical products, VIVUS will comply with rules governing human subject protection, animal welfare, and public disclosure of applicable clinical trials.  VIVUS also is subject to the Prescription Drug Marketing Act and other laws and regulations that govern pharmaceutical advertising and promotional practices.  VIVUS’ commitment to develop and manufacture safe and effective products and legally and ethically promote their benefits to patients and their providers requires full compliance with all laws and regulations governing research, development, manufacturing, and sale of its products.

4.2          Anti-Kickback Laws

In the United States and in many other countries, the offering of anything of value as an inducement to purchase a pharmaceutical product may be a violation of law.  Such laws prohibit offering or giving anything of value to health care professionals or other persons, with the intent to, directly or indirectly, implicitly or explicitly, influence or encourage the recipient to purchase, prescribe, refer, sell, or arrange for the purchase or sale of any VIVUS product.  Such conduct may be a violation of the U.S. federal health care programs’ Anti-Kickback Law and can lead to severe penalties, including criminal and/or civil fines for VIVUS and individual employees, imprisonment of individuals, and possible exclusion of VIVUS products from reimbursement under Medicare and Medicaid.  Many states also have Anti-Kickback Laws that apply to items and services reimbursed under Medicaid and other state programs, and several states have Anti-Kickback Laws that apply to all items and services, even those not reimbursed under a government program.

VIVUS is committed to complying with these laws.  Many elements of your interactions with physicians or other customers and the programs VIVUS offers need to be reviewed to ensure compliance with these complex laws.  If you are involved in the marketing or sale of VIVUS products in the United States, you should become familiar with VIVUS rules and policies in this area.  Sales of VIVUS products, and purchases of products and services of suppliers, may only be made on the basis of quality, price, and service, and never on the basis of giving or receiving payments, gifts, entertainment, or favors.  No payment shall be approved or made with the agreement or understanding that any part of such payment is to be used for any purpose other than that described by documents supporting the payment.

4.3          False Claims

Numerous federal and state laws prohibit anyone from knowingly and willfully making or causing to be made any false statement or representation for the purpose of obtaining benefits or payments by government programs, commercial insurers, and other health care plans.  A document can be false if it omits material information.  These laws typically require that the person has actual knowledge that the information is false or is provided in deliberate ignorance or reckless disregard as to the truth or falsity of the information and no proof of specific intent to defraud is required.  These laws also prohibit anyone from conspiring with another person to submit false claims.  Thus, companies can be liable even if the false claims actually are submitted by another person.  Violations of these laws can lead to fines, imprisonment, or exclusion from health care programs.

4.4          Other Applicable Laws

An increasing list of jurisdictions also have enacted laws that prohibit pharmaceutical manufacturers from providing certain economic benefits to health care practitioners, require pharmaceutical manufacturers to report certain marketing expenditures or product pricing information to state regulatory bodies, and/or require pharmaceutical manufacturers to adopt compliance programs consistent with industry guidance.  VIVUS is committed to conducting business in compliance with these state requirements.

4.5          PhRMA Code

In addition to the laws and regulations discussed above, a number of trade groups have issued standards governing pharmaceutical promotional and educational practices.  The Pharmaceutical Research and Manufacturers of America (“PhRMA”) has issued the PhRMA Code on Interactions with Healthcare Professionals (the “PhRMA Code”), with which the member companies of PhRMA, of which VIVUS is one of them, have voluntarily agreed to comply.

5.0                               International Business Laws

In conducting our business, our employees are expected to comply with the applicable laws in all countries to which they travel, in which they operate and where we otherwise do business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries.  The fact that, in some countries, certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for noncompliance.  In addition, we expect employees to comply with U.S. laws, rules and regulations governing the conduct of business by its citizens and corporations outside the U.S.

These U.S. laws, rules and regulations, which extend to all our activities outside the U.S., include:

•                  The Foreign Corrupt Practices Act, which prohibits directly or indirectly giving anything of value to a government official to obtain or retain business or favorable treatment and requires the maintenance of accurate books of account, with all company transactions being properly recorded;

•                  U.S. Embargoes, which restrict or, in some cases, prohibit companies, their subsidiaries and their employees from doing business with certain other countries identified on a list that changes periodically or specific companies or individuals;

•                  Export Controls, which restrict travel to designated countries or prohibit or restrict the export of goods, services and technology to designated countries, denied persons or denied entities from the U.S. or the re-export of U.S. origin goods from the country of original destination to such designated countries, denied companies or denied entities; and

•                  Anti-boycott Compliance, which prohibits U.S. companies from taking any action that has the effect of furthering or supporting a restrictive trade practice or boycott that is fostered or imposed by a foreign country against a country friendly to the U.S. or against any U.S. person.

If you have a question as to whether an activity is restricted or prohibited, seek assistance pursuant to the procedures set forth in Section 20 before taking any action, including giving any verbal assurances that might be regulated by international laws.

6.0                               Work Place Environment

All employees are expected to read and understand all policies governing our work place environment.

6.1          Equal Employment Opportunity

VIVUS is an Equal Opportunity Employer as a matter of law, ethics, and good business practice.  No employee may unlawfully discriminate against another employee or prospective employee, or make disparaging comments or criticisms on the basis of race, color, national origin or ancestry, sex, age, religion, physical or mental disability, medical condition, pregnancy, marital status, sexual orientation, gender identity, military or veteran status or any other classification protected by applicable local, state or federal laws.

VIVUS expects that every employee will be treated with respect and dignity.  VIVUS is committed to following all applicable labor and employment laws wherever it operates and to ensuring that the work environment is free from discrimination or harassment.  Behavior that is contrary to the above principles will result in appropriate corrective action and/or disciplinary action up to and including termination of employment, subject to applicable law.  VIVUS prohibits discrimination, harassment, or retaliation against any employee for making a good faith complaint regarding a violation or possible violation of this Code or participating in VIVUS’ investigation thereof.  As appropriate, VIVUS will use reasonable efforts to investigate allegations of discrimination, harassment, and/or retaliation in a confidential manner, subject to the need to conduct a full and impartial investigation, remedy any violations of VIVUS’ policies, or monitor compliance with VIVUS’ policies.  Any employee with information regarding violation of the above policies or principles or who believes that he or she has been the subject of any such prohibited discrimination, harassment, and/or retaliation is strongly encouraged to report immediately the facts thereof to the General Counsel. Any harassment, including sexual harassment, will not be tolerated.  These principles apply to all aspects of the employment relationship, including application and initial employment, promotion and transfer, employee benefit plan policies, retirement and termination.

6.2                               Safety of the Workplace

You have an obligation to work in a safe manner so that you do not cause harm to yourself or to others.  Similarly, you must see that work conducted under your supervision is performed safely.

VIVUS requires full compliance with applicable workplace safety laws and regulations.  Every employee is responsible for maintaining a safe and healthy working environment for all employees at VIVUS, following safety and health rules and practices and reporting accidents, injuries, and unsafe equipment, practices, or conditions.

6.3                               Drugs and Narcotic Substances

Any personal use or possession of illegal drugs and narcotic substances by an employee is strictly prohibited at the workplace or while conducting VIVUS business.  Drug abuse threatens the welfare of other employees and is detrimental to the work environment and work ethic.  Of course, employees must never work impaired by illegal drugs or alcohol.

7.0                               Insider Trading

Employees who have access to confidential (or “inside”) information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business.  All non-public information about VIVUS or about companies with which we do business is considered confidential information.  To use material, non-public information in connection with buying or selling securities, including “tipping” others who might make an investment decision on the basis of this information, is not only unethical, it is illegal.  Employees must exercise the utmost care when handling material inside information.  For further details please refer to the VIVUS Insider Trading Policy.

8.0          Conflicts of Interest

All employees must act in the best interests of VIVUS and avoid business or financial interests and personal activities that may give rise to a conflict of interest.  A “conflict of interest” occurs when an individual’s private interest interferes with, or gives the appearance of interfering with, the individual’s ability to act in the best interests of VIVUS.

We respect the rights of our employees to manage their personal affairs and investments and do not wish to unnecessarily impinge on their personal lives.  At the same time, employees should avoid conflicts of interest that occur when their outside associations or personal, business, financial and other relationships interfere in any way with the performance of their duties or the best interests of VIVUS.  Employees should avoid putting themselves in situations where their private, financial, or business interest may be in conflict with those of VIVUS or their responsibilities to VIVUS or might otherwise affect an employee’s job performance or independent judgment.  It is impractical to conceive of and set forth rules that cover all situations in which a conflict of interest may arise.  The basic factor in all conflicts of interest situations is, however, the division of loyalty, or the perceived division of loyalty, between VIVUS’ best interest and your interests.  Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided.  Whether or not a conflict of interest exists or will exist can be unclear.

All actual, potential or apparent conflicts of interests must be disclosed to the Compliance Officer or the Audit Committee.  If you become aware of (or have any questions about) an actual, potential or apparent conflict of interest, you must follow the reporting procedures set forth in Section 20.

Conflicts of interest are prohibited unless specifically and properly authorized.  No employee may authorize a matter that causes a conflict of interest or make determinations as to whether a problematic conflict of interest exists without first seeking the approval of the Compliance Officer or the Audit Committee and providing the Compliance Officer or Audit Committee with a written description of the activity.

Any outside association, interest, relationship or participation in a transaction that is fully disclosed to, and is approved by, the Compliance Officer or the Audit Committee shall not be a prohibited conflict of interest.

We acknowledge that non-employee members of our Board of Directors may have various business, financial, scientific or other relationships with existing or potential collaborators, license partners, suppliers or competitors which may be appropriate.  However, disclosure of such relationships should be made to the Compliance Officer and, if appropriate, to the other members of our Board of Directors.  Any of these relationships that have been disclosed to our Board of Directors shall not be considered violations of this Code and shall not otherwise require a waiver of any provision of this Code.  Notwithstanding this, if the Board of Directors affirmatively determines that any such relationship is inconsistent with the director’s responsibilities, it shall so advise the director and the director shall terminate the relationship as promptly as possible.

Examples of Potential Conflicts

Although no list can include every possible situation in which a conflict of interest could arise, the following are examples of situations that may, depending on the facts and circumstances, involve problematic conflicts of interests:

•      Employment by (including consulting for) or service on the board of a competitor, collaborator or supplier or other service provider to VIVUS.

•      Owning a significant financial interest in any entity that does business, seeks to do business or competes with us.

•      Soliciting or accepting gifts, favors, loans or preferential treatment from any person or entity that does business or seeks to do business with us.  See Section 12 for further discussion of the issues involved in this type of conflict.

•      Taking personal advantage of corporate opportunities.  See Section 9 for further discussion of the issues involved in this type of conflict.

•      Engaging in outside employment, consulting or other activity which would conflict with VIVUS’ interest or which would reduce your efficiency in performing your VIVUS duties.

•      Conducting our business transactions with your family member or a business in which you have a significant financial interest when you have not disclosed such relationship or financial interest and received the Audit Committee’s approval of any such transaction.

•      Exercising supervisory or other authority on behalf of VIVUS over a co-worker who is also a family member, unless such relationship has been disclosed and approved by the Compliance Officer or the Audit Committee.

9.0          Corporate Opportunities

You may not take personal advantage of corporate opportunities for VIVUS that are presented to you or discovered by you as a result of your position with us or through your use of corporate property or information, unless authorized by the Compliance Officer and/or the Audit Committee.  A “corporate opportunity” is a business opportunity that VIVUS might reasonably be interested in pursuing (i) which has a direct or close relationship to business or line of business in which VIVUS is currently engaged or (ii) in which VIVUS has publicly announced it intends to engage (or the employee at issue is aware VIVUS intends to engage).  Even opportunities that are acquired privately by you may be questionable if they are related to our existing or proposed areas of research or development.  Significant participation in an investment or outside business opportunity that is directly related to our areas of research or development must be pre-approved by the Compliance Officer and/or the General Counsel and the Audit Committee.  You may not use your position with us or corporate property or information for improper personal gain, nor should you compete with us in any way.

10.0        Maintenance of Corporate Books, Records, Documents and Accounts; Financial Integrity; Public Reporting

The integrity of our records and public disclosure depends upon the validity, accuracy and completeness of the information supporting the entries to our books of account.  Therefore, our corporate and business records should be completed accurately and honestly.  The making of false or misleading entries, whether they relate to financial results or test results, is strictly prohibited.  Our records serve as a basis for managing our business and are important in meeting our obligations to collaborators, suppliers, creditors, employees and others with whom we do business.  As a result, it is important that our books, records and accounts accurately and fairly reflect, in reasonable detail, our assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities.  We require that:

•      no entry be made in our books and records that intentionally hides or disguises the nature of any transaction or of any of our liabilities or misclassifies any transactions as to accounts or accounting periods;

•      transactions be supported by appropriate documentation;

•      the terms of commercial transactions be reflected accurately in the documentation for those transactions and all such documentation be reflected accurately in our books and records;

•      employees comply with our system of internal controls; and

•      no cash or other assets be maintained for any purpose in any unrecorded or “off-the-books” fund.

Our accounting records are also relied upon to produce reports for our management and stockholders, as well as for governmental agencies.  In particular, we rely upon our accounting and other business and corporate records in preparing the periodic and current reports that we file with the SEC.  Securities laws require that these reports provide full, fair, accurate, timely and understandable disclosure and fairly present our financial condition and results of operations.  Employees who collect, provide or analyze information for or otherwise contribute in any way in preparing or verifying these reports should strive to ensure that our financial disclosure is accurate and transparent.  They must be certain that our reports contain all of the information about VIVUS that would be important to enable stockholders and potential investors to assess the soundness and risks of our business and finances.  The quality and integrity of our accounting and disclosures is of paramount importance.  In addition:

•      no employee may take or authorize any action that would intentionally cause our financial records or financial disclosure to fail to comply with generally accepted accounting principles, the rules and regulations of the SEC, the FDA or other applicable laws, rules and regulations;

•      all employees must cooperate fully with our Accounting and Legal Departments, as well as our independent public accountants, respond to their questions with candor and provide them with complete and accurate information to help ensure that our books and records, as well as our reports filed with the SEC or the FDA, are accurate and complete; and

•      no employee should knowingly make (or cause or encourage any other person to make) any false or misleading statement in any of our reports filed with the SEC or FDA or knowingly omit (or cause or encourage any other person to omit) any information necessary to make the disclosure in any of our reports accurate in all material respects.

Any employee who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly to authorized persons pursuant to the procedures set forth in Section 20.

11.0        Fair Dealing

We pride ourselves in competing aggressively.  We strive to outperform our competition fairly and honestly.  Advantages over our competitors are to be obtained through our superior performance and capabilities, not through unethical or illegal practices.  Acquiring proprietary information from others through improper means, possessing trade secret information that was improperly obtained, or inducing improper disclosure of confidential information from past or present employees of other companies is prohibited, even if motivated by an intention to advance our interests.  These actions will hurt VIVUS’ reputation.  If information is obtained by mistake that may constitute a trade secret or other confidential information of another business, or if you have any questions about the legality of proposed information gathering, you must consult the Compliance Officer.

You are expected to deal fairly with our collaborators, suppliers, employees and anyone else with whom you have contact in the course of performing your job.

Employees involved in procurement have a special responsibility to adhere to principles of fair competition in the purchase of products and services by selecting suppliers based exclusively on normal commercial considerations, such as quality, cost, availability, service and reputation, and not on the receipt of personal favors.

12.0        Gifts and Entertainment

Business gifts and entertainment are meant to create goodwill and sound working relationships and not to gain improper advantage with collaborators or facilitate approvals from government officials.  The receipt and provision, as a normal business courtesy, of meals, gifts, or entertainment, while a common and acceptable practice in some industries, is subject to additional regulations and restrictions in the health care industry, particularly with respect to interactions between pharmaceutical companies and health care professionals, both at the Federal and State level.  In addition, many governmental agencies have policies which prohibit the receipt of even small gifts, even where the practice is widely considered “a way of doing business.”  Employees should not accept gifts or entertainment that may reasonably be deemed to affect their judgment or actions in the performance of their duties.  Our collaborators, suppliers and the public at large should know that our employees’ judgment is not for sale.

Under some statutes, such as the U.S. Foreign Corrupt Practices Act, giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction.  Discuss with the Compliance Officer any proposed entertainment or gifts if you are uncertain about their appropriateness.

13.0        Protection and Proper Use of Company Assets

All employees are expected to protect our assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on our profitability.  Our property, such as computer equipment and communication devices, are expected to be used only for VIVUS business purposes, although incidental personal use may be permitted.  You may not, however, use our corporate name, any trademark owned or associated with VIVUS or any letterhead stationery for any personal purpose without approval by the Chief Executive Officer or the Compliance Officer.

All data residing on or transmitted through our computing and communications facilities, including email and word processing documents, is the property of VIVUS and subject to inspection, retention and review by VIVUS, with or without an employee’s or third party’s knowledge, consent or approval, in accordance with applicable law.  Any misuse or suspected misuse of our assets must be immediately reported to authorized persons pursuant to the procedures set forth in Section 20.

14.0        Confidentiality

One of our most important assets is our confidential information.  As an employee of VIVUS, you will learn of, or have access to, information about VIVUS that is confidential and proprietary.  You also may learn of information before that information is released to the general public.  Employees who have received or have access to confidential information should take care to protect the confidentiality of this information.  Confidential information includes non-

public information that might be of use to competitors or harmful to VIVUS if disclosed, such as our databases, other scientific information, business plans and financial information.  This information may be protected by patent, trade secret laws or confidentiality agreements.

In addition, because we interact with other companies and organizations, there may be times when you learn confidential information about other companies before that information has been made available to the public.  You must treat this information in the same manner as you are required to treat our confidential and proprietary information.  There may even be times when you must treat as confidential the fact that we have an interest in, or are involved with, another company.

You are expected to keep confidential and proprietary information confidential unless and until that information is released to the public through approved channels (usually through a press release, an SEC filing or a formal communication from a member of senior management, or through a scientific publication or presentation approved by VIVUS’ Medical and/or Promotional Committees).  Every employee has a duty to refrain from disclosing to any person confidential or proprietary information about us or any other company learned in the course of employment here, until that information is disclosed to the public or otherwise authorized for disclosure, in each case through approved channels.  This policy may require you to refrain from discussing confidential or proprietary information with outsiders and even with other VIVUS employees, unless those fellow employees have a legitimate need to know the information in order to perform their job duties.  Unauthorized use or distribution of this information could also be illegal and result in civil liability and/or criminal penalties.

Nothing in this Code, in any other policy of VIVUS or in any agreement you may have with VIVUS, including your At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreements, to keep VIVUS information confidential is intended to prohibit you from discussing wages, hours, and other terms and conditions of your employment with fellow employees or with third parties who are not VIVUS’ competitors.

You should also take care not to inadvertently disclose confidential information.  Materials that contain confidential information, such as memos, lab or other notebooks, computer disks and laptop computers, should be stored securely.  Unauthorized posting or discussion of any information concerning our business, information or prospects on the Internet is prohibited.  You may not discuss our business, information or prospects in any “chat room,” regardless of whether you use your own name or a pseudonym.  Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and “quasi-public” areas within VIVUS, such as the lobby.

If you have any doubt as to whether information is confidential, please consult VIVUS’ Legal Department before disclosing it.  For further details please refer to your At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreements.

15.0        Media/Public Discussions

It is our policy to disclose material information concerning VIVUS to the public only through specific limited channels to avoid inappropriate publicity and to ensure that all those with an interest in VIVUS will have equal access to information.  All inquiries regarding VIVUS from the investment community or media should be referred to the individuals we have explicitly authorized as our spokespersons.  These spokespersons make up our communications team.  We have designated our Chief Executive Officer, President and Chief Financial Officer as our official spokespersons for financial matters.  We have designated our Chief Executive Officer, President and Vice President of Medical Science as our official spokespersons for scientific, clinical and other related information.  Our General Counsel, and, if applicable, outside investor relations and public relations firms, may also handle investor and media inquiries.

Our personnel that are not authorized spokespersons should not respond to such inquiries from the investment community or media other than forwarding them to the Legal Department or an authorized spokesperson, unless specifically designated or authorized to respond otherwise by our Chief Executive Officer, President, Chief Financial Officer or General Counsel. You can also refer interested persons to our website for additional information about VIVUS, including our press releases and documents filed with the Securities and Exchange Commission.  Note that you are not permitted to provide any information to the media about us off the record, for background, confidentially or secretly.

16.0        Environmental Compliance

Federal, state and local law imposes criminal liability on any person or company that contaminates the environment with any hazardous substance that could cause injury to the community or environment.  Violation of environmental laws can involve monetary fines and imprisonment.  We expect employees to comply with all applicable environmental laws.

17.0        Loans

Loans to, or guarantees of obligations of, executive officers and directors by VIVUS are expressly prohibited by law and shall not be permitted.

18.0        Political Contributions

VIVUS encourages individual participation in the political process.  It is up to each employee to abide by all laws relating to political contributions.  Employees cannot contribute any VIVUS money, property, time or services to any political candidate or political party, unless making such a contribution is permitted by law and approved by the General Counsel and the Compliance Officer.  No direct or indirect pressure in any form is to be directed toward employees to make any political contribution or participate in support of a political party or the political candidacy of any individual.

19.0        Waivers

Any waiver of this Code for executive officers (including, where required by applicable laws, our principal executive officer, principal financial officer, principal accounting officer or controller (or persons performing similar functions)) or directors may be authorized only by our Board of Directors or, to the extent permitted by the rules of Nasdaq, a committee of the Board of Directors, and will be disclosed to stockholders as required by applicable laws, rules and regulations.

20.0        Compliance Standards and Procedures, Including Reporting Responsibilities for Suspected or Actual Violations

20.1        Compliance Resources

To facilitate compliance with this Code, we will periodically conduct a program of Code awareness, training and review.  We have established the position of Compliance Officer to oversee this program.  The Compliance Officer and/or General Counsel are persons to whom you can address any questions or concerns.  The Compliance Officer can be reached at (650) 934-5288.  In addition to fielding questions or concerns with respect to potential violations of this Code, the Compliance Officer and/or General Counsel are responsible for the following:

•      investigating possible violations of this Code;

•      overseeing the training of new employees in Code policies which commences with the new employee orientation program;

•      conducting annual training sessions to refresh employees’ familiarity with this Code;

•      distributing copies of this Code annually (via email or otherwise) to each employee with a reminder that each employee is responsible for reading, understanding and complying with this Code;

•      updating this Code as needed and alerting employees to any updates, with appropriate approval of the Audit Committee of the Board of Directors, to reflect changes in the law, VIVUS’ operations and in recognized best practices, and to reflect VIVUS’ experience; and

•      otherwise promoting an atmosphere of responsible and ethical conduct.

20.2        Clarifying Questions and Concerns

If you wish to ask questions about this Code, seek guidance on a specific situation, or encounter a situation or are considering a course of action and its appropriateness is unclear, you should discuss the matter promptly with the Compliance Officer and/or General Counsel; even the appearance of impropriety can be very damaging and should be avoided. You are also encouraged to ask questions about topics addressed in this Code to your supervisor, other supervisors that you believe are knowledgeable about the subject of your question, any Vice President and our President and Chief Executive Officer. If you are not completely satisfied with the answer you receive, or if you suspect or believe that this Code or any other VIVUS policy may have been violated, then you must report the possible violations in accordance with the procedures set out immediately below.

20.3        Obligation to Report Possible Violations; Certain Procedures

If you are aware of a suspected or actual violation of Code standards by anyone, including as a result of being contacted by another employee about his or her concern that there may have been a violation, you have a responsibility to promptly report it by (i) contacting VIVUS’ Compliance Officer and/or the General Counsel or the Chair of the Audit Committee (the “Audit Chair”) or (ii) calling the third-party hotline at 1-800-425-8109. You are expected to provide a specific description of the violation that you believe or suspect has occurred, including any information you have about persons involved and the time of the violation. Whether you choose to speak to the Compliance Officer, the Audit Chair or the third-party hotline, you should do so without fear of any form of retaliation. We will investigate and discipline any employee who retaliates against you for making a good faith report of any suspected or actual violation of this Code.

The Compliance Officer and/or General Counsel or such other person directed by the Audit Chair will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is reasonable under the specific circumstances.  You cannot conduct any preliminary investigation, unless authorized to do so by the Compliance Officer, the General Counsel or the Audit Chair.  Your cooperation in the investigation will be expected.  As needed, the Compliance Officer and/or General Counsel will consult with others at VIVUS and/or the Audit Committee of the Board of Directors.  It is our policy to employ a fair process by which to investigate alleged violations of this Code.

If any investigation indicates that a violation of this Code has probably occurred, we will take such action as we believe to be appropriate under the circumstances.  If we determine that an employee is responsible for a Code violation, he or she will be subject to disciplinary action up to, and including, termination of employment and, in appropriate cases, civil action or referral for criminal prosecution.  Appropriate action may also be taken to deter any future Code violations.

20.4               Contact Information for Reports of Possible Violations

1.               Compliance Officer: Malcolm McKay at (650) 934 5288

2.               General Counsel: John Slebir at (650) 934 5320

3.               BOD Audit Chair: Ernest Mario at concerns@vivus.com

4.               Third-Party Hotline: 1-800-425-8109

5.               Third-Party Website:  www.resultor.com/vivus

or

www.vivus.silentwhistle.com

You need not identify yourself by name when you phone the hotline.  If you choose to give your name, this information will be confidential unless, as in the case of certain crimes, a law requires that any name you supply be provided to enforcement officials or a court.  Before the operator closes a call, they provide the caller with a callback date so the caller can call back and receive follow-up questions or a final determination status to their submission.